Exhibit No. 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

REPLAY OF CONFERENCE CALL AND PRESENTATION REGARDING Q2 RESULTS ARE AVAILABLE IN THE COMPANY´S WEBSITE

Mexico, D.F. August 24, 2012– Satmex announces that the replay of the audio and the presentation regarding Q2 results, presented by CEO Patricio Northland and CFO Rene Moran Salazar through conference call held on August 23, 2012, are now available in the “Conference Call Investors” section of the Company´s website. For their review, please follow the step-by-step instructions that can be found entering the following:

1)	Go to www.satmex.com

2)	Locate “Conference Call Investors” section

3)	Click over the “Conference Call Information”

The audio and the presentation will be available for one (1) week as of Friday August, 24th, 2012.

Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.

Contact information:

Telephone: +52 (55) 2629 5800

Investor.Relationship@satmex.com